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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 67730

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** AND ENDING **12/31/09**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER

RESOURCIVE CAPITAL, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

147 W ELECTION RD SUITE 200
(No. and Street)

DRAPER	**UTAH**	**84020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. TEMPLE **(877) 280-1110**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL, P.C.
(Name – if individual state ias: first, middle name)

5 TRIAD CENTER, SUITE 750	**SALT LAKE CITY**	**UTAH**	**84180-1128**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public*

accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **JOHN J. TEMPLE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RESOURCIVE CAPITAL, LLC**, as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public


SHERRIE KIMBER
NOTARY PUBLIC - STATE OF UTAH
5 TRIAD CENTER SUITE 750
SALT LAKE CITY UT 84180
My Comm. Exp. 10/02/2010

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.
2. Company exempt under 15c301(2).
3. Company is not a consolidated entity.

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board


an independent member of
BAKER TILLY
INTERNATIONAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member and Board of Directors
Resourcive Capital, LLC
Draper, Utah

We have audited the accompanying statement of financial condition of Resourcive Capital, LLC as of December 31, 2009, and the related statements of income (loss), member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resourcive Capital, LLC as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has yet to generate revenue and incurred a loss and negative cash flow from operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
April 30, 2010

RESOURCIVE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

		2009
ASSETS		
Current Assets		
Cash and cash equivalents	$	9,976
Other current assets		5,000
Total Current Assets		14,976
Goodwill		50,000
Total Assets	$	64,976
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	300
Total Current Liabilities		300
Member's Equity		64,676
Total Liabilities and Member's Equity	$	64,976

The accompanying notes are an integral part of these financial statements.

RESOURCIVE CAPITAL, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2009

		2009
Expenses		
Office overhead and operating	$	3,977
Legal and professional fees		6,974
Licensing and registration		4,373
Total Expenses		15,324
Net Loss	$	(15,324)

The accompanying notes are an integral part of these financial statements.

RESOURCIVE CAPITAL, LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009

	Paid in Capital	Retained Earnings	Member's Equity
Balance at December 31, 2008	$ -	$ -	$ -
Capital Contributed by Member	80,000		80,000
Net Loss		(15,324)	(15,324)
Balance at December 31, 2009	$ 80,000	$ (15,324)	$ 64,676

The accompanying notes are an integral part of these financial statements.

RESOURCIVE CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009

		2009
Cash Flows From Operating Activities		
Net loss	$	(15,324)
Changes in certain operating assets and liabilities:		
Other current assets		(5,000)
Accounts payable		300
Net Cash Used In Operating Activities		(20,024)
Cash Flows From Investing Activities		-
Net Cash Used In Investing Activities		-
Cash Flows From Financing Activities		
Captial contributions		30,000
Net Cash Provided By Financing Activities		30,000
Net Change in Cash and Cash Equivalents		9,976
Cash and Cash Equivalents At Beginning of Year		-
Cash and Cash Equivalents At End of Year	$	9,976
Non-Cash Investing and Financing Activities		
Goodwill contributed as capital	$	50,000

The accompanying notes are an integral part of these financial statements.

RESOURCIVE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 – Organization and Description of Business

General

Resourcive Capital, LLC ("Company"), a Delaware limited liability company, is organized and registered to engage in the securities business under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities and Exchange Commission ("SEC"). The Company is a wholly owned subsidiary of Wasatch Holdings, LLC.

The sole member of the Company purchased an existing broker-dealer in September 2009 and as an equity contribution contributed all membership interests in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from the FINRA in April 2010.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Going Concern

The Company has yet to generate revenues and incurred a net loss and negative cash flow from operating activities for the fiscal year ended December 31, 2009. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In order for the Company to continue as a going concern, it must generate positive cash flows from operating activities. Management's plans with respect to this uncertainty include; increasing equity, and exploring possible ventures to increase revenue streams. There can be no assurance that sufficient revenues will be generated to offset operating losses. If the Company is unable to increase cash flows from operating activities, it will be unable to continue the development of its services.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close date of the underlying real estate. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash consists of bank deposits with a FDIC-insured institution. At December 31, 2009, the Company's cash of $9,976 was covered by FDIC insurance.

Goodwill

Goodwill represents the excess of the amount paid over the fair value of net assets acquired in a business combination. In accordance with accounting standards, goodwill and other indefinite lived intangible assets are not amortized, but are reviewed annually for impairment. As of December 31, 2009, the Company deemed no impairment of goodwill necessary for the period then ended.

Income Taxes

The Company is taxed as a limited liability company, thus all profits and losses are passed through to the individual members, and accordingly, the Company records no tax provision.

Financial Instruments

Financial instruments include other current assets and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

Recent Accounting Pronouncements

In May 2009, the FASB issued guidance which establishes the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements and the circumstances under which an entity shall recognize events or transactions that occur after the balance sheet date. This guidance also requires disclosure of the date through which subsequent events have been evaluated. The Company adopted this standard for the period ended December 31, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial position or results of operations. We have evaluated subsequent events after the balance sheet date of December 31, 2009 through April 30, 2010 which is the date the financial statements were issued.

In January 2010, the FASB issued guidance requires an entity to disclose the following:

- Separately disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe reasons for the transfers.

- Present separately information about purchases, sales, issuances and settlements, on a gross basis, rather than on one net number, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3).

- Provide fair value measurement disclosures for each class of assets and liabilities.

- Provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or level 3.

This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Note 3 – Related Party Transactions

During 2009, the Company advanced $5,000 to the President and CEO, who are also the principal members of the Company's parent, Wasatch Holdings, LLC. The payment was treated as advance for services not yet rendered and will be off-set against future salary expense.

The Company also had accounts payable of $300 due to its CFO for services rendered.

Note 4 – Goodwill

As stated in Note 1, during 2009 the sole member of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interest was transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $50,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2009, the Company had net capital of $9,676 which was $9,656 in excess of its required net capital of $20. The Company's ratio of aggregate indebtedness to net capital was 0.031 to 1.

SUPPLEMENTAL INFORMATION

RESOURCIVE CAPITAL, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2009

Total members' equity	$	64,676
Less non-allowable assets:		
Other current assets		(5,000)
Goodwill		(50,000)
Net Capital		9,676
Net capital per Focus report dated December 31, 2009		9,676
Difference	$	-
Aggregate Indebtedness		
Total liabilities	$	300
Computation of Basic Net Capital Requirement		
Net capital	$	9,676
Minimum net capital required		5,000
Excess Net Capital	$	4,676
Ratio of Aggregate Indebtedness to Net Capital		0.031 to 1
Ratio of Aggregate Indebtedness to Net Capital per the Focus Report		0.031 to 1
Difference		-

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company Accounting Oversight Board


an independent member of
BAKER TILLY
INTERNATIONAL

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Resourcive Capital, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
April 30, 2010